PACIFIC NORTH WEST CAPITAL CORP.

Exploration Update – Spring / Summer 2006

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Exploration Highlights::

River Valley PGM Project, Sudbury, Ontario

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Phase 9A $1.1 million program has commenced

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Mapping, grid and geophysical programs now underway with the objective of extending PGM mineralized horizons into unmapped areas

Goodnews Bay Platinum Project, Alaska

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Evaluation program will include the establishment of a base camp, checking and extending previous soil sampling, and sampling the Susie Mountain complex to determine the extent of PGE content

West Timmins Nickel Project, Timmins, Ontario

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The joint PFN / Falconbridge EM pulse survey is well underway, with the objective of outlining further drill sections

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Initial results from the survey are now being evaluated

New Acquisitions

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A major acquisition program is ongoing, focusing on Alaska, Ontario, Quebec, Manitoba, and Latin America

June 15, 2006, Vancouver, BC – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report the following exploration update.

River Valley PGM Project, Sudbury, Ontario

The Phase 9A $1.1 million field exploration budget for 2006 is in progress.  The program is directed at expanding the new platinum group metal (PGM) zones within the River Valley Intrusive (RVI) discovered during the Phase 8 field program completed in 2005 (see PFN press release dated April 5, 2006).  Detailed geological mapping and grid and geophysical programs are now underway, with a focus on extending new PGM mineralized horizons onto unmapped areas.  Other areas of the RVI will also be investigated to help explain geophysical anomalies within the RVI.  A drill program to test new targets will be proposed following the compilation of this new data.

The objectives of the programs are to locate new PGM mineralization that would expand the project PGM resource numbers reported March 27, 2006.  These numbers are based on a total of over 500 drill holes and approximate $19 million dollars committed to date.  The reported numbers included measured and indicated resources of 30.5 million tonnes containing 953,900 ounces of palladium, 329,500 ounces of platinum, and 59,500 ounces of gold with an additional 2.3 million tonnes containing 67,000 ounces of palladium, 23,800 ounces of platinum and 4,000 ounces of gold of inferred resources using a 0.7 g/t cut off (pt/pd).  This represented an increase over the previous resource calculation, conducted in 2004.

The River Valley PGM Project is a 50/50 Joint Venture with Anglo American Platinum Corporation Limited (“Anglo Platinum”) the world's largest producer of platinum.  Anglo may earn 60% by completing a feasibility study and a 65% interest by funding it through to production. PFN is the Project Operator.

News Release

June 15, 2006

Goodnews Bay Platinum Project, Alaska – Program to Begin July 2006

Evaluation of the Goodnews Bay Platinum Project in Alaska, on which PFN acquired a 100% working interest on April 12, 2006, is scheduled to commence in July 2006.  The objective of this initial program is to evaluate current drill targets in order to prioritize a proposed drill program.  The program will include the following:

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The establishment of a base camp with the use of ATVs.  These will use the existing extensive road and trail system which will eliminate the need for helicopter support.

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Previous soil sampling and mapping is to be checked and extended.  The field geologists will map the extensive alteration zones for integration with existing geophysical data.

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The Susie Mountain complex is slated to be intensively sampled to determine the extent and PGE content of magnetite-bearing pyroxenites from which previous sampling returned grades of up to 2.7 gpt Pt.

Goodnews Bay – Regional Geology

The Goodnews Bay Project is part of the ultramafic platinum complexes located on the west coast of Alaska, near the village of Platinum.  The village has a public airstrip, and the region also has year round ice free tidewater.  PFN acquired a 100% working interest in a long-term lode exploration and mining lease with Calista Corporation, which encompasses an area of interest comprising about 82 square miles (212 square kilometres). Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum.

PFN's exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex which is believed to be the source of platinum placer deposits.

West Timmins Nickel Project, Timmins, Ontario

The West Timmins Nickel Project is an option/joint venture with Falconbridge Limited. Covering 355 sq. km (87,720 acres) and located approximately 60 km west of Timmins, Ontario, the project is situated within the Montcalm Mafic Intrusive Complex (MFI), immediately adjacent to Falconbridge's new Montcalm nickel mine (proven and probable resources of 4.5 mil. tonnes grading 1.46% nickel and 0.68% copper).

The PFN and Falconbridge pulse EM survey on and south of the Montcalm Mine property is well underway. The PFN portion of the survey will cover the extension of the interpreted mine stratigraphy within the Montcalm Intrusive Complex (MFI).  The targets are new deep conductive zones with corresponding magnetic signatures similar to those identified with the Montcalm Mine.  Initial results from the pulse survey are now being evaluated.  The objective of the program is to outline further drill targets on the project.  A drill program to evaluate any significant deep conductor targets is expected later in the year.

News Release

June 15, 2006

Major Acquisition Program Underway

PFN is currently working to acquire new projects and negotiate strategic alliances and joint ventures in Alaska, Ontario, Quebec, Manitoba, and Latin America.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  PFN is the Project Operator.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program was recently completed and a joint pulse EM survey is now underway.  PFN has expended approximately $1.6 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program is slated to commence in July.

PFN is engaged in an aggressive acquisition phase and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.2 million in working capital and no debt.

On behalf of the Board of Directors "Harry Barr" Harry Barr President and CEO	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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June 15, 2006